Exhibit 99.1

http://hongkong.usconsulate.gov/uscn/trade/sprpt/1999/0131.htm

1998 Country Report on Economic Policy
and Trade Practices:  China

PEOPLE'S REPUBLIC OF CHINA (1999)

The Department of State submitted this report to the Senate Committees on Foreign Relations and on Finance and to the House Committees on Foreign Affairs and on Ways and Means, on January 31, 1999.

Key Economic Indicators
(Billions of U.S. Dollars unless otherwise indicated)

                                           1996      1997      1998  1/

Income, Production and Employment:

     Nominal GDP                          816.9     903.1     965.0

     Real GDP Growth (pct) 2/               9.6       8.8       7.8

     GDP by Sector: 3/

          Agriculture                     167.3     168.7     169.0

          Manufacturing                   350.4     444.1     486.0

          Services                        299.2     290.3     311.0

          Government                       19.5       N/A       N/A

     Per Capita GDP (US$)                 678.8     734.2       779

     Labor Force (millions)                 697       706       715

     Unemployment Rate (pct) 4/             3.0       3.1       3.4

Money and Prices (annual percentage growth):

     Money Supply (M2)                     25.2      19.6      17.0

     Consumer Price Inflation               7.0       2.8      -0.7

     Exchange Rate (RMB/US$ annual average) 8.3       8.3       8.3

Balance of Payments and Trade:

     Total Exports FOB 5/                 151.1     182.7     190.0

          Exports to U.S.                  51.5      62.5      72.3

     Total Imports CIF 5/                 138.8     142.4     143.0

          Imports from U.S. FAS            11.9      12.8      13.8

     Trade Balance                         12.2      40.3      47.0

          Balance with U.S.                39.5      49.7      58.5

     External Public Debt                 116.3     131.0     142.0

     Fiscal Deficit/GDP (pct)               1.5       1.5       2.2

     Current Account Surplus/GDP (pct)      0.9       4.5       4.9

     Debt Service Payments/Exports (pct)    6.7       7.3       7.6

     Payments/GDP (pct)                     1.2       1.5       1.5

     Gold and Foreign Exchange Reserves     105       142       146

     Aid from United States                   0         0         0

     Aid from All Other Sources             0.3       0.4       0.6

1/ Estimated from third quarter and end September 1998 data.
2/ Official growth rate published by State Statistical Bureau based on constant renminbi (RMB) prices using 1978 weights. All other income and production figures are converted into dollars at the exchange rate. Economic experts continue to debate the accuracy of these figures, with some arguing that real growth may be half or less the official rate.
3/ Production and net exports are calculated using different accounting methods and do not tally to total GDP. Agriculture includes forestry and fishing; manufacturing includes mining.
4/ "Official" urban unemployment rate; agricultural laborers are assumed to be totally employed in China's official labor data.
5/ U.S. Department of Commerce (U.S.-China bilateral trade data) for U.S. trade; PRC Customs (Chinese global trade data and 1997 estimates).

Sources: State Statistical Bureau Yearbook, People's Bank of China Quarterly Statistical Bulletin, U.S. Department of Commerce Trade Data, embassy estimates.

1. General Policy Framework

China's economy, which was cooling prior to the Asian economic crisis of 1997-1998, showed additional signs of a slowdown this past year due to declines in consumer demand and exports, the effects of state-owned enterprise downsizing, industrial inefficiency and excess capacity. The official 1998 real growth rate estimate of 7.8 percent came close to meeting the leadership's target of 8 percent. Official GDP figures for the first three quarters of 1998 showed growth of 7.6 percent for the third quarter, up from 6.8 percent in the second quarter and 7.2 percent in the first quarter. Most of this growth was due to the central government's early 1998 fiscal and monetary stimulus package, which was designed to offset weakening domestic demand and exports. It is not clear how much the summer's devastating floods affected economic performance, though some estimates suggest the net damage knocked half a percentage point off the GDP growth rate.

The Five-Year Plan for 1996-2000 -- which noted the growing importance of the non-state and corporate sectors -- also reconfirmed the role of state-owned enterprises (SOE). SOEs still directly account for 27 percent of total industrial output and indirectly for a much larger proportion of GDP -- even though one-half of all SOEs reported losses in 1997. "Triangular debt" -- the settling or "neglect" of outstanding obligations among SOEs, their banks, and their suppliers -- inhibits reform, as many debts are unlikely to be paid with cash or goods. Economic dislocation and layoffs resulting from the closure or restructuring of noncompetitive SOEs have exacerbated central government concern about social stability and unemployment. Laid-off state sector employees are not considered unemployed as technically they can be recalled to work and are eligible to keep their state-subsidized housing and eventually draw pensions. Hence only three percent of the state workforce is registered as "unemployed" in official statistics. Even so, SOEs laid off about 4-5 million workers annually in 1996-1998, bringing the SOE workforce down to about 72 million, with far fewer layoffs projected for 1999.

A key national priority of the reform movement, as enshrined in the 1996-2000 Five-Year Plan, is to narrow growing regional income disparities and to provide a push toward doubling GDP between 2000 and 2010. This growth requires new legal and political structures to meet the needs of foreign and domestic investment; it also requires strengthening the government's fiscal capacity. A simplified tax code has led to the reduction in the gap in tax rates between state-owned and other enterprises. Tax reforms and the new tax system began to reverse the declining share of revenues as a percent of GDP in mid-1996.

China made significant and numerous adjustments to its import tariff schedule in October 1997. However, nominal tariff rates on items (like automobiles, wine, liquor, and cigarettes) which are frequently smuggled into China -- with attendant revenue losses and rule of law problems -- remain very high. Import tariffs on some items of great export interest to the United States and China's other trading partners also remain high. Import growth overall continued to slow through late 1997 and into 1998.

China is committed to reforming its capital markets and financial institutions in order to allocate large amounts of savings in the economy more efficiently. In recent months, China has made some efforts to rein in expenditures by financial entities, like the numerous international trust and investment companies, which have been approving projects that are not necessarily supported or sanctioned by the central government. In 1995, new banking laws were adopted to facilitate the entry of foreign banks to China, although the operation of these laws is still not fully tested. China now has 135 foreign bank branches, including 11 U.S. bank branches, concentrated in coastal areas and large inland cities, including Beijing and Chengdu. Their activities are severely circumscribed; however, their presence in the market is an important channel for technology and know-how to drive further financial sector liberalization and reform. Despite attempts to commercialize the banking sector, the overhang of previous debt in the form of policy loans to the state sector complicates attempts to segregate and to manage policy loans still on the books. Total bank lending to the state sector was $36 billion last year, or 63 percent of total domestic lending, unchanged from 1996. China's large state banks are grappling with this problem, but liquidating or restructuring state enterprise assets would further raise unemployment in the near term.

Although foreign direct investment levels from western industrial nations like the United States and the European Union have remained strong, the regional economic slowdown has resulted in a slight decline in total investment, especially from key countries like Korea and Japan. China's realized foreign investment inflows should amount to over $42 billion in 1998, close to the peak of $45.3 billion in 1997. China is preparing to allow foreign joint ventures to take advantage of export rebates as of January 1, 1999 in order to attract new inflows of foreign direct investment. Concern about decreasing foreign investment in China has prompted the government to consider several proposals to improve the investment climate, including one in which the central government would relinquish approval authority for foreign investments under $100 million in early 1999.

2. Exchange Rate Policies

Foreign-Invested Enterprises (FIEs) and authorized Chinese firms have generally enjoyed liberal access to foreign exchange in China for trade-related transactions. China has maintained favorable rules for FIEs, which can maintain foreign currency deposits and keep their foreign exchange earnings and repatriate after-tax profits. In 1997, the People's Bank of China (China's central bank) began to allow Chinese firms earning more than 10 million dollars a year in foreign exchange to retain up to 15 percent of their receipts. However, the Asia-wide economic slowdown and the growing evidence of unauthorized capital outflows prompted the government to tighten documentation requirements in mid-1998, causing payment delays and increased costs for many traders.

The People's Bank of China introduced currency convertibility for current account (trade) transactions in December 1996 (in accord with the IMF charter's Article VIII provisions). The move was an important step, even though China still maintained significant restrictions on capital account transactions. Current account liberalization ended the requirement for companies to balance their import and export receipts in order to receive approval to do business in China. Although the balancing requirement remains on the books for older contracts, it has not been enforced.

Chinese authorities describe the current exchange rate as a "managed float." However, it has behaved more like a fixed exchange rate trading at about $1/8.3 RMB over the last several years, with the rate set by the PBOC, not market supply and demand. China uses the RMB/dollar exchange rate as the basic rate and sets cross rates against other currencies by referring to the international market rates for the previous day. The central bank also sets interest rates on all deposits, with RMB yield rates now closely tracking those of the U.S. dollar. As a result, "black market" trading is a small but regular component of the Chinese system. There is also a limited undeliverable forward market for Chinese RMB in Hong Kong and Singapore. These markets exist because of Chinese limits on foreign exchange for Chinese traveling overseas and restrictions on hedging forward transactions. These unofficial markets are thought to be relatively shallow, perhaps less than several billion U.S. dollars.

3. Structural Policies

Chinese officials claim that prices have been freed for about 95 percent of consumer goods and 85 percent of industrial inputs. As part of its effort to control inflation, however, the government regulates the prices of daily necessities, basic urban services, and key commodities. China maintains discriminatory pricing practices with respect to some services and inputs offered to foreign investors in China. At the same time, FIEs often use tax holidays, grace periods and other incentives to lower their 33 percent corporate income tax liability. Chinese firms also pay a corporate income tax of 33 percent.

In 1994, China issued a "Framework Industrial Policy for the 1990s" which announced plans to issue policies for the automotive, telecommunications and transportation, machinery and electronics, and construction sectors. The automotive industrial policy of July 1994 contains import controls, local content and other performance requirements for foreign investors, as well as "temporary" price controls for sedans. Industrial policies for the chemical, petrochemical, and machinery industries reportedly have been issued but not published.

In 1998, the State Tax Administration increased the value-added tax rebate on some categories of exports. (The normal rebate remained at 9 percent of the total 17-percent tax for most goods.) Progress in paying off past-due rebates contributed to export growth in 1997.

4. Debt Management Policies

In mid-1998, China's external debt stood at about $138 billion, or 73 percent of exports, according to official Chinese data. In the context of China's export performance, investment inflows and high foreign exchange reserve levels (a projected $146 billion by year's end), the current external debt burden -- concentrated largely in medium-term and long-term borrowing -- should remain within acceptable limits. China's 1997 debt service ratio was 7.3 percent (ratio of repayment of principal and interest on foreign debt to foreign exchange receipts of exports plus services), about the same as in 1995, and rising only slowly. The Asian Development Bank, the World Bank, and Japan are China's major creditors, providing approximately 60 percent of all China's governmental and commercial loans.

In 1995, China began drafting a law to govern management of government debt to replace the 1992 "Treasury Bond Regulations," which are currently deemed too narrow-gauged and not sufficiently international in scope. Upgrade of the bond market, however, has been slow, with most of the emphasis on developing the interbank market, which is dominated by state-owned banks.

China's government bond market is still in its infancy, with virtually no secondary market. This prevents the central bank from effectively regulating money supply through indirect means. China established a system of primary dealers in 1994 and there are officially about 50 dealers. China does not license foreign firms to engage in bond trading, with the exception of one experimental investment bank, the China International Capital Corporation, a joint venture between the China Construction Bank (60 percent) and Morgan Stanley-Dean Witter (40 percent). The Ministry of Finance authorizes them to underwrite bonds on a contract basis for domestic customers. Since 1995, China has experimented with auctioning bonds on a small scale, but financial experts do not regard these transactions as standard competitive bidding because priority was assigned to those dealers who most quickly turned in their funds rather than based on interest rates. Domestic interest rates on government bonds are fixed at about one percentage point above bank savings rates, which are "policy," not market, rates. In the last several years, China has introduced a wider variety of maturities and instruments to manage its renminbi debt, but the trend is generally towards more short- and medium-term maturities (six months and 1-5 years). The continued sharp rise in government borrowing may reflect a decision to reign in "policy loans" by commercial banks.

5. Aid

The United States has provided occasional disaster-relief assistance to the People's Republic of China to help flood relief and other humanitarian efforts in recent years. This year, due to an earthquake and severe flooding, the U.S. Government donated approximately $33 million in cash, supplies and wheat. In addition, the United States operates a modest Peace Corps-affiliated English-language training program in southwestern China's Sichuan province. In June, the Peace Corps concluded a country agreement with China which will allow it to expand both its geographic reach and program depth beyond its current level of 37 volunteers. China is a major recipient of other nations' assistance programs and multilateral assistance. China's largest bilateral aid donor is Japan. Multilateral assistance includes but is not limited to programs operated by the World Bank; the World Food Program; United Nations Development Program and other United Nations-affiliated agencies and programs; the Asian Development Bank; and other international financial institutions.

6. Significant Barriers to U.S. Exports

China continues to impose barriers to the entry of U.S. goods and services. Although some aspects of China's trade regime are undergoing reform -- abolishing some nontariff measures, rescinding some import quotas, lowering some prohibitively high tariffs -- liberalization of China's import regime has not kept pace with China's export-oriented push. China's restrictive system of trading rights raises the cost of imported goods by funneling foreign imports through fee-collecting Chinese foreign trade companies. High tariffs and other restrictions have given rise to widespread smuggling. Chinese authorities have begun a crackdown on smuggled goods by tightening customs procedures and requiring more detailed documents to support trade-related foreign exchange transactions. There is serious concern among foreign businesses that new restrictions are impinging on legitimate imports.

In the context of China's World Trade Organization (WTO) accession negotiations, China has committed to expand trading rights significantly within three years of its accession. In 1996, China declared that it would not announce any new policies which are not consistent with WTO standards. But U.S. and other foreign businesses have continuing concerns about their ability in China to amend business licenses to broaden their scope of permitted businesses and allow them to engage in distribution and after-sales services. These activities are necessary to make China's promised trading rights liberalization commercially meaningful. In addition, in most transactions, U.S. suppliers are unable to sell directly to their ultimate customer. Special Economic Zones, open cities and foreign trade zones in some cases, however, do offer some preferential duty reductions or exemptions from the foregoing restrictions.

On October 10, 1992, the United States and China signed a Memorandum of Understanding (MOU) on market access that commits China to dismantle most of these barriers and gradually open its markets to U.S. exports. The actions China has committed to take under this MOU are consistent with obligations it would have to take in the WTO. In implementing the MOU, China published numerous previously "confidential" trade laws and regulations at the central and sub-national level -- on unfair competition, foreign trade, labor, protection of intellectual property rights, import quotas, commodities subject to inspection, and other trade-related issues, both at the central and sub-national levels. However, lack of regulatory transparency and few implementing regulations continue to inhibit the entry of foreign goods and services. Moreover, publication of trade-related laws and regulations does not always precede implementation. For example, information on China's import quotas, crucial for foreign and domestic traders, has yet to be published on an itemized basis.

As a result of commitments in the MOU, China did lower tariffs on several hundred items of interest to U.S. exporters. But high and unpredictable tariff rates -- such as the 100 percent tariff on some goods like automobiles -- make importing into the Chinese market difficult. As part of China's effort to accede to the WTO, China has promised to reduce further tariffs of concern to U.S. companies. During recent WTO talks, China promised to reduce its simple average tariff rate from 17 percent to 10 percent by the year 2005. Since tariffs on many items of key interest to U.S. exporters remained prohibitively high, the offer was not acceptable.

China has also removed over 800 quotas and licenses on a wide range of key U.S. exports such as telecommunications digital switching equipment, computers, many agricultural products, and medical equipment. Despite the removal of these quotas and license requirements, required under the 1992 MOU, there have been indications that China is erecting new barriers to restrict imports. In 1998 alone, China has drafted new pharmaceutical price control regulations, a requirement that new power plants of less than 600MW use no foreign equipment, a directive requiring domestic procurement of telecommunications equipment, a ban on the import of diesel and gasoline, and new tariffs on allegedly "dumped" imports of newsprint. In addition, restrictive trading rights have affected crude oil imports, even though quotas have been removed.

China announced in early 1996 that effective April 1, 1996, Tariff-Rate Quotas (TRQs) would apply to imports of wheat, corn, rice, soybeans, and vegetable oils. By late 1998, China had still not announced TRQ administration rules or quota volumes, perhaps because this issue is being negotiated as part of its WTO accession. Out-of-quota tariff rates are as high as 121.6 percent. A lack of clarity and information complicates trade in these goods.

Under the Market Access MOU, China also agreed to base standards for the import of agricultural products and livestock genetics on sound science. Since 1992, the United States has signed a number of protocols with China that have opened the door to U.S. exports of such products as apples (from Washington, Oregon, and Idaho), cherries (from Washington), grapes, live cattle, bovine embryos, bull semen, ostriches, poultry and birds, swine, rabbits, and horses. However, China continues to use non-scientific sanitary and phytosanitary measures to block U.S. exports of meat, tobacco, citrus fruit, plums, and Pacific Northwest wheat.

For manufactured goods, China requires quality licenses before granting import approval. Testing is often based on standards and specifications unknown or unavailable to foreigners. These standards are not applied equally to domestic products. In the Market Access MOU, China committed to applying the same standards and testing requirements to both foreign and domestic non-agricultural products.

China agreed not to subject imported products to import substitution policies and measures in the future. Nor would it deny approval for imports because an equivalent product was produced in China. However, the government has continued to place local content requirements on foreign investment in China, such as in the 1994 automotive industrial policy.

China has only recently begun to reform and open its services sector. In most areas, foreign access to the market is severely restricted or prohibited. China has initiated -- and at times drawn back from -- limited experiments in such areas as telecommunications, insurance, retailing, legal services, and tourist resorts. In late 1998, China sought to end an "experiment" in telecommunications which allowed Chinese companies to enter into joint ventures with joint venture Chinese-foreign companies.

Export requirements, local content requirements, and foreign exchange balancing requirements detract from China's investment climate. Foreign exchange balancing requirements have become less of a "doing-business" issue as China's foreign exchange reserves grew rapidly in the 1995-97 period, but restrictions on existing investors have not been eliminated. China also encourages the development of favored domestic industries through tax incentives and tariff exemptions. China permits repatriation of profits when a joint venture has earned sufficient foreign exchange to cover the remitted amount. China published investment guidelines in June 1995 cataloguing those sectors in which foreign investment would be encouraged, allowed, restricted, or prohibited. China does not provide national treatment to foreign investors on the establishment or operation of investments. In some key areas, such as input costs, foreign investors are often treated less favorably than Chinese firms. Foreign investors may not own land in China, though long-term land use deals (of 50 years or more) may be approved. In at least one case, a U.S. company has thus far been unable to have an international arbitration award enforced in China.

Although open competitive bidding procedures are increasingly used for both domestic and foreign-invested projects, the great majority of government procurement contracts in China are handled through domestic tenders or direct negotiations with selected suppliers, and there is a general "Buy China" bias. Projects in certain fields require government approvals, usually from several different organizations and levels. Foreign suppliers are routinely discriminated against in areas where domestic suppliers exist.

Customs procedures are not applied uniformly throughout China. The same product may be dutied at different rates in different Chinese ports of entry. Some foreign products are also subject to inspection or registration procedures which are different from domestic products. For instance, China's chemical registration regulations are applied only to foreign-made chemicals.

7. Export Subsidies Policies

China abolished direct subsidies for exports on January 1, 1991. Nonetheless, many of China's manufactured exports receive indirect subsidies through guaranteed provision of energy, raw materials or labor supplies. Other indirect subsidies are also available, such as bank loans that need not be repaid or which enjoy lengthy or preferential terms. Tax rebates are available for exporters as are duty exemptions on imported inputs for export production.

In its ongoing negotiations to accede to the World Trade Organization (WTO), China announced in 1997 that it would not re-introduce export subsidies for agricultural goods following its accession. The Chinese National People's Congress has released little public information about the central government's 1997 and 1998 budget revenue and expenditures, making it difficult to verify that export subsidies are not still in place. Total subsidies for domestic price support and loss making state-owned enterprises represented about 11 percent of total revenues in 1997 (1.2 percent of GDP).

8. Protection of U.S. Intellectual Property

China is a member of the World Intellectual Property Organization (WIPO) and is a signatory to the Paris Convention for the Protection of Intellectual Property, the Berne Convention for the Protection of Literary and Artistic Works, the Universal Copyright Convention, and the Patent Cooperation Treaty. China has also acceded to the Madrid Protocol, and has applied for membership to the World Trade Organization.

Since the signing of the bilateral agreement on the protection of intellectual property rights in February 1995, and the agreement in June 1996 on procedures for ensuring its implementation, China has made progress in implementing IPR regulations, education, and enforcement. China was taken off all Special 301 lists in 1996. However, its practices continue to be monitored under Section 306 of the Trade Act, which allows the United States to continue monitoring China's compliance with its obligations.

U.S. industry estimates of intellectual property losses in China due to counterfeiting, piracy, and exports to third countries have exceeded $2 billion. Some U.S. companies estimate losses from counterfeiting account for 15 to 20 percent of total sales in China. One U.S. consumer products company estimates that it loses $150 million annually due to counterfeiting. The destructive effect of counterfeiting has discouraged additional direct foreign investment and threatened the long-term viability of some U.S. business operations in China. The inferior quality of counterfeit products also creates serious health and safety risks for consumers.

Industry sources agree that China has significantly reduced the unauthorized production of optical disks in China. However, the closure of illegal production plants in China has been accompanied by an increase in illegal production in neighboring territories and smuggling into China. Although China has revised its laws to provide criminal penalties for IPR violations, the U.S. remains concerned that penalties imposed by Chinese courts do not act as a deterrent. Industry sources point out that unauthorized optical disks are still being produced and sold in China and urge better IPR enforcement at all levels.

End-user piracy of computer software, especially within government ministries, costs U.S. companies millions of dollars each year. The United States has repeatedly asked the Chinese State Council to issue a directive requiring government agencies to use only legitimate software, but the government has not done so. Regulations on the use of copyright agents by foreign companies have not yet been finalized; this effectively prevents foreign companies from using agents to register copyrights.

The lack of agents in China authorized to accept trademark applications from foreign companies makes it difficult for foreigners to register trademarks. The lack of clear procedures to protect unregistered well-known trademarks makes it extremely difficult to oppose or cancel well-known marks registered by an unauthorized party.

The government reorganization in March 1998 abolished the State Science and Technology Commission's IPR Working Group Executive Conference, the U.S. Government's main counterpart in U.S.-China IPR negotiations. The State Intellectual Property Office (SIPO) was established on April 1, 1998 to coordinate IPR protection efforts, but there still appears to be some uncertainty about the exact nature of SIPO's responsibilities.

9. Worker Rights

a. The Right of Association: China's 1982 Constitution provides for "freedom of association," but this right is subject to the interest of the state and the leadership of the Chinese Communist Party. China's sole officially recognized workers' organization, the All-China Federation of Trade Unions (ACFTU), is controlled by the Communist Party. Independent trade unions are illegal. Workers in companies with foreign investors are guaranteed the right to form unions, which then must affiliate with the ACFTU. In 1997, China signed the UN Convention on Economic, Social and Cultural Rights, which calls for the right to form free trade unions. To date, however, Beijing has strongly resisted any attempts to establish trade unions other than the ACFTU.

b. The Right to Organize and Bargain Collectively: China's National Labor Law, which entered into force on January 1, 1995, permits workers in both state and private enterprises in China to bargain collectively. The National Labor Law provides for workers and employers at all types of enterprises to sign individual as well as collective contracts. Collective contracts should be worked out between ACFTU or worker representatives and management and specify such matters as working conditions, wage distribution, and hours of work. Through the early autumn of 1998, Chinese union and labor officials reported an increasing number of experiments in collective bargaining, particularly at foreign-invested enterprises where capital interests are clearly delineated.

c. Prohibition of Forced or Compulsory Labor: In addition to prisons and reform through labor facilities, which contain inmates sentenced through judicial procedures, China also maintains a network of "reeducation through labor" camps, to which inmates are sentenced through non-judicial procedures. Chinese justice officials have stated that there is a much heavier emphasis on education than on labor in reeducation through labor facilities. Most reports conclude that work conditions in the penal system's light manufacturing factories are similar to those in ordinary factories, but conditions on farms and in mines can be harsh.

d. Minimum Age for Employment of Children: China's National Labor Law forbids employers to hire workers under 16 years of age and specifies administrative review, fines and revocation of business licenses of those businesses that hire minors. Laborers between the ages 16 and 18 are referred to as "juvenile workers" and are prohibited from engaging in certain forms of physical work including labor in mines. Good public awareness, a cheap, abundant supply of young adults of a legal working age, nearly universal primary schooling, and labor law enforcement all serve to reduce opportunities and incentives to hire child workers. Neither the International Labor Organization (ILO) nor UNICEF believes that there is a significant child labor problem in China.

e. Acceptable Conditions of Work: The National Labor Law codified many of the general principles of China's labor reform, setting out provisions on employment, labor contracts, working hours, wages, skill development and training, social insurance, dispute resolution, legal responsibility, supervision and inspection. The law does not set a national minimum wage, but allows local governments to determine their own standards on minimum wages. On May 1, 1995, China reduced the national standard workweek from 44 hours to 40 hours excluding overtime. The National Labor Law mandates a 24-hour rest period per week, does not allow overtime work in excess of three hours a day or 36 hours a month and sets forth a required scale of overtime compensation. In 1998, the government implemented a program to provide funds to 400 of 600 cities to ensure that people were able to maintain a minimum standard of living.

Every work unit must designate a health and safety officer, and the ILO has established a training program for these officers. Moreover, while the right to strike is not provided for in the 1982 Constitution, the Trade Union Law explicitly recognizes the right of unions to "suggest that staff and workers withdraw from sites of danger" and to participate in accident investigations. According to Ministry of Labor statistics released in June 1998, in 1997 there were 18,268 work-related accidents which claimed 17,558 lives. The Ministry of Labor and Social Security cites failure to enforce and implement government safety regulations as the primary cause for the high rate of accidents.

f. Rights in Sectors with U.S. Investment: Worker rights practices do not appear to vary substantially among sectors, but safety standards are higher in U.S.-invested companies in general.

Extent of U.S. Investment in Selected Industries -- U.S. Direct Investment Position Abroad on an Historical Cost Basis -- 1997

(Millions of U.S. Dollars)

Category                                                          Amount

Petroleum                                                           899

Total Manufacturing                                               2,696

     Food & Kindred Products                                        203

     Chemicals & Allied Products                                    350

     Primary & Fabricated Metals                                    153

     Industrial Machinery and Equipment                             515

     Electric & Electronic Equipment                              1,136

     Transportation Equipment                                        55

     Other Manufacturing                                            284

Wholesale Trade                                                     363

Banking                                                             107

Finance/Insurance/Real Estate                                       636

Services                                                             63

Other Industries                                                    250

TOTAL ALL INDUSTRIES                                              5,013

Source: U.S. Department of Commerce, Bureau of Economic Analysis.